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                                       UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D.C. 20549

                                       SCHEDULE 13D

                         Under the Securities Exchange Act of 1934
                                    (Amendment No.  )*

                                  FRENCH FRAGRANCES, INC.
                                     (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01 PER SHARE
                               (Title of Class of Securities)

                                        357 658 103
                                      (CUSIP Number)

                                    Richard C.W. Mauran
                              c/o Bedford Capital Corporation
                               Scotia Plaza, 40 King St. West
                           Ste. 4712, Toronto, ON, M5H 3Y2 Canada
                                       (416) 366-6130

                 (Name, Address and Telephone Number of Person Authorized to
                             Receive Notices and Communications)

                                       MARCH 15, 1997

                   (Date of Event which Requires Filing of this  Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                       SCHEDULE 13D

              CUSIP NO. 357 658 103
                        ------------

          1       NAME OF REPORT PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RICHARD C.W. MAURAN

          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]
          3       SECURITIES AND EXCHANGE COMMISSION USE ONLY

          4       SOURCE OF FUNDS*
                  PF, OO

          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

          6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  UNITED KINGDOM

               NUMBER OF                7      SOLE VOTING POWER
                SHARES                         1,871,992
             BENEFICIALLY               8      SHARED VOTING POWER
               OWNED BY                        ---
                 EACH                   9      SOLE DISPOSITIVE POWER
              REPORTING                        1,871,992
               PERSON                  10      SHARED DISPOSITIVE POWER
                WITH                           ----

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,871,992

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*          [ ]

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  13.3%

         14       TYPE OF REPORTING PERSON*
                  IN

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
                INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
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          Reference is made to the Statement on Schedule 13D dated April 16,
     1996, as amended by Amendment No. 1 to Schedule 13D dated May 28, 1996, Amendment No. 2 to Schedule 13D dated July 3, 1996, and Amendment No. 3 to
     Schedule 13D dated March 15, 1997, filed on behalf of Bedford Capital Financial Corporation, a Liberian corporation ("BCFC"), Bedford Capital Corporation, a Canadian corporation which is a wholly-owned subsidiary of BCFC ("Bedford"), and Richard C.W. Mauran.

          Mr. Mauran a beneficial owner of at least 5 percent of the Common Stock, par value $.01 per share ("Common Stock") of French Fragrances, Inc., a Florida corporation (the "Company").

     Item 1.    SECURITY AND ISSUER

          The class of securities to which this statement relates is the Common Stock of the Company. The Company's executive offices are located at 14100 N.W. 60th Avenue, Miami Lakes, Florida 33014.

     Item 2.    IDENTITY AND BACKGROUND

          This statement is filed on behalf of Mr. Mauran. Mr. Mauran, a U.K. citizen, is a private investor, Chairman and President of BCFC and a director of the Company and of Bedford. Mr. Mauran's business address is c/o Bedford Capital Corporation, Scotia Plaza, 40 King Street West, Suite 4712, Toronto, Ontario M5H 3Y2, Canada.

          During the last five years, Mr. Mauran has not been convicted in a criminal proceeding. During the last five years, Mr. Mauran has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     Item 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The shares of Common Stock (the "Shares") to which this Schedule relates include (i) shares of Common Stock issuable upon the exercise of stock options that are exercisable within 60 days of the date hereof (the "Options"), (ii) shares of Common Stock issuable upon the conversion of the Company's Series B Convertible Preferred Stock, $.01 par value per share ("Series B Preferred"), (iii) shares of Common Stock issuable upon the conversion of the Company's Series C Convertible Preferred Stock, $.01 par value per share ("Series C Preferred") and (iv) shares of Common Stock issuable upon the conversion of the Company's 7.5% Subordinated Convertible Debentures Due 2006 (the "7.5% Debentures"). The Common Stock, Options and Series B Preferred to which this Schedule relates were acquired pursuant to the merger in November 1995 (the "Merger") of a Florida corporation known as French Fragrances, Inc. ("FFI"), of which Mr. Mauran and the Affiliated Entities (as defined in Item 5) were shareholders, with and into the Company (which was then known as Suave Shoe Corporation). Following the Merger, Suave Shoe Corporation, as the surviving Corporation, changed its corporate name to French Fragrances, Inc. Upon the effectiveness of the Merger, all of the shares of capital stock of FFI owned by Mr. Mauran and
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     the Affiliated Entities were converted into shares of the equivalent capital stock of the Company in accordance with the terms of the Agreement and Plan of Merger, dated as of May 19, 1995, between Suave and FFI (the "Merger Agreement"). In addition, certain options to purchase common stock of FFI held by Mr. Mauran were converted into the Options in accordance with the terms set forth in the Merger Agreement.

          In addition, in March 1996, Mr. Mauran and the Affiliated Entities acquired shares of the Company's Series C Preferred, which are immediately convertible into shares of Common Stock on a one-for-one basis upon payment of a conversion price of $5.25 per share. In exchange for $3,000,000 of financing (the "Financing"), the Company issued $3,000,000 aggregate principal amount of 8% Secured Subordinated Debentures Due 2005, Series II, and 571,429 shares of Series C Preferred to certain investors (including Mr. Mauran and the Affiliated Entities) acquired shares of Series C Preferred in connection with the Financing.

          In July 1996, Mr. Mauran also acquired 7.5% Debentures, which are immediately convertible into the number of shares of Common Stock corresponding to the principal amount of 7.5% Debentures being converted divided by $7.20. The 7.5% Debentures were issued in exchange (the "Exchange Offer") for the outstanding shares of Series A Preferred Stock, $.01 par value, and outstanding principal amount of 12.5% Secured Subordinated Debentures Due 2002 of the Company.

     Item 4.      PURPOSE OF TRANSACTION

          As described in Item 3 above, the Shares (and the convertible securities to which a portion of the Shares relate) were acquired in connection with the Merger, the Financing and the Exchange Offer and were acquired for investment purposes.

          Mr. Mauran and the Affiliated Entities, as the case may be, may, from time to time, exercise the Options, convert the Series B Preferred, Series C Preferred or 7.5% Debentures or purchase additional shares of Common Stock, sell or otherwise dispose of shares of Common Stock, Series B Preferred, Series C Preferred or 7.5% Debentures, make or receive proposals and enter into negotiations with respect to such transactions, or surrender such shares of Common Stock, Series B Preferred, Series C Preferred, such 7.5% Debentures or such other securities of the Company owned by Mr. Mauran or the Affiliated Entities, in connection with any merger, tender offer or other acquisition transaction involving the Company. Such decisions will be based upon the prevailing price or offered price of the Common Stock, the Series B Preferred, the Series C Preferred and the 7.5% Debentures, the value of the consideration being offered in any merger, tender offer or other acquisition transaction involving the securities of the Company and other relevant factors.

          Except with respect to the potential transfer of certain securities of the Company by Mr. Mauran to certain of the Affiliated Entities, neither Mr. Mauran nor the Affiliated Entities has any present intention to effect any of the transactions enumerated in clauses (a) through (j) of Item 4 of
     Schedule 13D.
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     Item 5.      INTEREST IN SECURITIES OF THE ISSUER

          As of the date hereof, Mr. Mauran, by virtue of Rule 13d-3 under the Act, may be deemed to be the beneficial owner of 1,871,992 shares of Common Stock (the "Mauran Shares") (approximately 13.3% of the outstanding
     Common Stock), which includes 879,859 shares of Common Stock owned directly by Mr. Mauran, 125,000 shares of Common Stock owned by Devonshire Trust ("Devonshire"), a trust of which Mr. Mauran is a trustee, 110,680 shares of Common Stock issuable upon the conversion of Series B Preferred owned by Devonshire, 108,254 shares of Common Stock issuable upon the conversion of Series C Preferred owned directly by Mr. Mauran, 23,264 shares of Common Stock issuable upon the conversion of Series C Preferred owned by Devonshire, 489,051 shares of Common Stock issuable upon the conversion of Series B Preferred owned by Euro Credit Investments Limited ("Eurocredit"), a Company controlled by Mr. Mauran, 110,964 shares of Common Stock issuable upon conversion of 7.5% Debentures held by Mr. Mauran and 24,920 shares of Common Stock issuable upon the exercise of Options held by Mr. Mauran. Mr. Mauran, Devonshire and Eurocredit, as the case may be, have sole voting and dispositive power over the Mauran Shares. For purposes of this Schedule, Devonshire and Eurocredit are collectively referred to as the "Affiliated Entities."

          Neither Mr. Mauran nor any of the Affiliated Entities have effected any transactions in the Company's Common Stock during the past 60 days.

     Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  None.


     Item 7.      MATERIAL TO BE FILED AS EXHIBITS:

                  None.
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                                         SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     Dated: March 25, 1997                  -----------------------------
                                            Richard C.W. Mauran*



                                            By: *   /s/ OSCAR E. MARINA
                                                ---------------------------
                                                Oscar E. Marina
                                                Attorney-in-fact